Exhibit 3.1

Amendment #1

to

AMENDED AND RESTATED BYLAWS OF

THE SOUTH FINANCIAL GROUP, INC.

July 13, 2009

A new Section 3.15 shall be added to the Amended and Restated Bylaws of The South Financial Group, Inc. as follows:

The Board of Directors shall not adopt a “poison pill” with a beneficial owner trigger below 20% unless the lower beneficial owner trigger is approved in advance by shareholders, and if the Board of Directors adopts a “poison pill,” such “poison pill” shall expire or be redeemed no later than one year after its adoption unless continuation of the “poison pill” is approved by shareholders within one year of its adoption.

Effective as of July 13, 2009

The South Financial Group, Inc.

By:	/s/ William P. Crawford, Jr.
William P. Crawford, Jr., Corporate Secretary